SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    February, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82-__________.

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                                               SPECTRUM
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F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
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RELEASE  DATE:     February  16,  2000
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
604-421-5422
               Email:  karen_elliott@spectrumsignal.com
               Tanis MacSween, Spectrum - Corporate Communications, 604-421-5422
               Email:  tanis_macsween@spectrumsignal.com


                 SPECTRUM SIGNAL PROCESSING AND NORTHROP GRUMMAN
               SIGN LICENSING AGREEMENT FOR ELECTRONICS TECHNOLOGY


BURNABY, B.C., CANADA - FEBRUARY 16, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY) a leader in multiprocessing digital signal processing
(DSP) systems, and Northrop Grumman Corporation's (NYSE: NOC) Electronic Sensors and Systems Sector (ES ), a world leader in the design and manufacture of defense electronics and systems, today announced a licensing agreement to design, produce and market a digital signal processing system that Northrop Grumman will incorporate into a number of its ground based surveillance radar systems.

"We are very pleased to be working with Spectrum on this project. Their multiprocessing experience helped us design a leading-edge system and overcome the design complexity quickly, which will enable us to get to market faster. Using Spectrum's software tools will allow us to upgrade easily to future generations of technology," said Mike Karp, manager, Strategic Initiatives, Processing Systems, at Northrop Grumman ES .

"This agreement is a significant milestone for our sensor systems group and results from our efforts to establish strategic partnerships in order to further penetrate the radar market. This cooperative development relationship with Northrop Grumman at the system design level combined with their expertise in radar applications enables us to gain first hand insight into the processing requirements, challenges and future development plans in a wide range of radar programs and apply that knowledge to our advantage," said Pascal Spothelfer, President & CEO.

Spectrum and Northrop Grumman will collaborate on the hardware design, which will be based on a new SHARC processor from Analog Devices (NYSE: ADI), the ADSP-21160. This licensing agreement will leverage Spectrum's multiprocessing experience, unrivaled software development tools, and its existing strategic relationship with Analog Devices to solve the most demanding radar applications. Northrop Grumman ES supplies military tactical radar systems to over 35 countries around the world. This new DSP system will offer their customers maximum flexibility - they can buy a completely new radar system or, if suitable, they can opt to retrofit their older generation system with the new DSP system. Once the development project is complete, Spectrum will market the DSP system to radar customers both within and outside of Northrop Grumman.

Spectrum has also signed a preferred supplier corporate purchase agreement with Northrop Grumman for the jointly developed hardware system. The agreement will streamline the procurement process for both companies and will apply to orders related to today's licensing agreement and any other future program wins.

Spectrum Signal Processing is a world leader in multiprocessing digital signal processing (DSP) computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court,
             -----------------------------
#200  - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604)
421-1764.

Northrop Grumman Corporation's Electronic Sensors and Systems Sector (ES ) is headquartered in Baltimore, Maryland. ES is a world leader in the design, development and manufacture of defense electronics and systems, precision weapons, airspace management systems, space systems, marine systems, and automation and information systems.

Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        February 16, 2000          and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)